ATIF Holdings Limited

25391 Commercentre Dr., Ste 200,

Lake Forest, CA 92630

June 7, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	ATIF Holdings Limited
Registration Statement on Form S
Submitted on May 29, 2024
File No. 333-279799

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ATIF Holdings Limited (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement, so that such Registration Statement will become effective as of 4:00 p.m. Eastern time, on June 11, 2024 or as soon as practicable thereafter.

Very truly yours,

ATIF HOLDINGS LIMITED

By:	/s/ Jun Liu
Jun Liu
Chief Executive Officer